Exhibit 99.1

Hitek Announces 50-for-1 Share Consolidation

Xiamen, China, April 1, 2026 (GLOBE NEWSWIRE) – HiTek Global Inc. (Nasdaq: HKIT) (the “Company”), an information technology consulting and solutions provider, announced today that it will effect a 50-for-1 share consolidation of its Class A ordinary shares, effective April 6, 2026 (the “Share Consolidation”), in order to meet the minimum bid price requirement for continued listing on the Nasdaq Capital Market. Beginning with the opening of trading on April 6, 2026, the Company’s Class A ordinary shares will begin trading on the Nasdaq Capital Market on a split-adjusted basis under the same trading symbol, “HKIT,” and a new CUSIP number, G45139113.

On November 24, 2025, at the 2025 Annual General Meeting of Shareholders, the Company’s shareholders authorized the board of directors of the Company (the “Board”) to effect one or more share consolidations of the Company’s Class A ordinary shares at an aggregate cumulative ratio ranging from 1-for-40 to 1-for-5,000 within two years following the date of the meeting, with the Board having discretion to determine the specific ratio or ratios and the timing of any such share consolidation(s). On March 25, 2026, the Board approved the Share Consolidation.

Upon the Share Consolidation becoming effective, every 50 issued Class A ordinary shares of the Company, par value US$0.0001 per share, will be consolidated into one Class A ordinary share, and the par value of each Class A ordinary share will be adjusted to US$0.005. The Company’s total authorized share capital will remain unchanged at US$316,000 and will be reclassified into (i) 60,000,000 Class A ordinary shares, par value US$0.005 per share, (ii) 150,000,000 Class B ordinary shares, par value US$0.0001 per share, and (iii) 10,000,000 preference shares, par value US$0.0001 per share.

No fractional shares will be issued in connection with the Share Consolidation. Any fractional share resulting from the Share Consolidation will be rounded to the nearest whole share at the participant level.

About Hitek Global Inc.

HiTek Global Inc., headquartered in Xiamen, China, is an information technology (“IT”) consulting and solutions service provider in China. The Company operates two lines of business: (1) services for small and medium-sized businesses, consisting of Anti-Counterfeiting Tax Control System (“ACTCS”) tax devices, ACTCS services, and IT services, and (2) services for large businesses, consisting of hardware sales and software sales. The Company’s vision is to become a one-stop destination for comprehensive IT consulting and other business consulting services in China. For more information, please visit the Company’s website at http://www.xmhitek.com/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For investor and media inquiries please contact:

Hitek Global Inc.

Investor Relations

Tianyu Xia

xiaty@xmhitek.com